SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13D-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )1

                            Preferred Networks, Inc.
                                (Name of Issuer)

                   Common Stock, par value $.0001 per share
                        (Title of Class of Securities)

                                    73990510

                                 (CUSIP Number)

                                 March 6, 2000
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)
[ X ]    Rule 13-d1(c)
[   ]    Rule 13-d1(d)


1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s))

                                Page 1 of 7 Pages

CUSIP No.    73990510                     13G                 Page 2 of 7 Pages

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Centennial Fund IV, L.P.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                (a)

                                (b)
    3       SEC USE ONLY


    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


              NUMBER OF                   5     SOLE VOTING POWER

               SHARES                           3,876,910


            BENEFICIALLY                  6     SHARED VOTING POWER

              OWNED BY                           -0-


                EACH                      7     SOLE DISPOSITIVE POWER

              REPORTING                         3,876,910


               PERSON                     8     SHARED DISPOSITIVE POWER

                WITH                             -0-

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,876,910


    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            19.3%

    12      TYPE OF REPORTING PERSON*

            PN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   73990510             13G                         Page 3 of 7 Pages

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Centennial Holdings IV, L.P.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                (a)

                                (b)

    3       SEC USE ONLY


    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


              NUMBER OF                   5     SOLE VOTING POWER

               SHARES                           3,876,910


            BENEFICIALLY                  6     SHARED VOTING POWER

              OWNED BY                           -0-


                EACH                      7     SOLE DISPOSITIVE POWER

              REPORTING                         3,876,910


               PERSON                     8     SHARED DISPOSITIVE POWER

                WITH                             -0-


    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,876,910


    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            19.3%


    12      TYPE OF REPORTING PERSON*

            PN



                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 4 of 7 Pages

                             Introductory Statement

         This statement on Schedule 13G is filed by Centennial Fund IV, L.P., a Delaware limited partnership ("Fund IV") and Centennial Holdings IV, L.P., a
Delaware limited partnership ("Holdings IV") (collectively, the "Reporting Persons"). The Reporting Persons previously filed a statement on Schedule 13D to report their ownership of securities of the Issuer, and, as a result of transactions reported in amendment number 3 of such Schedule 13D filing, the Reporting Persons' beneficial ownership of securities of the Issuer has been reduced to less than 20%. This statement on Schedule 13G does not amend any ownership information contained in such Schedule 13D filing.

Item 1(a).  Name of Issuer:

            Preferred Networks, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            850 Center Way, Norcross, GA 30071

Item 2(a).  Name(s) of Person(s) Filing:

         This Statement is filed by Centennial Fund IV, L.P., a Delaware limited partnership ("Fund IV"), by virtue of its direct beneficial ownership of the Issuer's common stock (the "Shares") and certain warrants to acquire Shares, and by Centennial Holdings IV, L.P., a Delaware limited partnership ("Holdings IV"), by virtue of being the sole general partner of Fund IV. Steven C. Halstedt, Jeffrey H. Schutz, Adam Goldman, Donald H. Parsons, Jr., and David C. Hull, Jr. are the sole general partners of Holdings IV (the "Individual Partners"). By virtue of the relationships described above and their roles with Fund IV and Holdings IV, each of the Individual Partners may be deemed to control Fund IV and Holdings IV and may be deemed to possess indirect beneficial ownership of the Shares held by Fund IV. However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by Fund IV, and, as a result, each Individual Partner disclaims beneficial ownership of the Shares held by Fund IV.

Item 2(b).  Address of Principal Business Office or, if None, Residence

            1428 Fifteenth Street, Denver, Colorado 80202

Item 2(c).  Citizenship:

            Delaware

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            73990510

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

         (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);

         (e) An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);


                                                             Page 5 of 7 Pages


Item 3. Continued:

         (f) An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g) A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act(12 U.S.C. 1813);

         (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (h) Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

         Not applicable

Item 4.  Ownership.

        (a)      Amount beneficially owned:

                     As of March 9, 2000, Fund IV directly beneficially owned 159,502 Shares and 3,717,405 warrants. Each warrant entitles Fund IV to purchase one Share. By
                     virtue  of  the   relationships   described  in  this
                     Statement, Holdings IV may be deemed to beneficially own the Shares directly beneficially owned by Fund IV.

         (b)      Percent of class:

                     The  3,876,910   Shares   and   warrants    directly
                     beneficially  held  by Fund IV as of  March  6,  2000
                     represent   approximately  19.5%  of  the  number  of
                     outstanding Shares plus such warrants.

         (c)      Number of shares as to which such person has:

                     (i)  Sole power to vote or to direct the vote:
                                 3,876,910

                     (ii) Shared power to vote or to direct the vote:
                                 -0-

                     (iii)Sole power to dispose or to direct the disposition of:
                                3,876,910

                      (iv) Shared power to dispose or to direct the disposition
                           of:
                                 -0-

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable

                                                        Page 6 of Pages 7


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable

Item 9.  Notice of Dissolution of Group.

                  Not applicable

Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control ofn the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 7 of Pages 7

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              March 9, 2000
                                                 (Date)

                                             /s/ Jeffrey Schutz
                                                  (Signature)

                                             Jeffrey Schutz,  as general
                                             partner    of    Centennial
                                             Holdings IV, L.P.,  general
                                             partner of Centennial  Fund
                                             IV, L.P.
                                             (Name/Title)

 43166